Exhibit 10.28

Avista Corporation
Non-Employee Director Compensation - 2019
The Board of Directors (Board) of Avista Corporation (Avista Corp. or the Company). regularly reviews director compensation with the assistance of an outside advisor to ensure that it is appropriate and competitive in light of market circumstances and prevailing best practices for corporate governance for the energy/utility industry. Through this review process, the Board targets overall director compensation to the median of the same peer group as is used to review executive compensation. The elements of director compensation reflect the Board’s view that compensation to the independent directors should consist of an appropriate mix of cash and stock. Both the cash and stock portions of the retainer are paid quarterly. Employee directors are not compensated for their Board service.

Pay Element	2019 Compensation
Annual Retainer (cash and stock)	Board Members:	$170,000

Directors receive an annual retainer of $170,000, with $90,000 automatically paid in stock. Directors have the option of taking the remaining $80,000 in cash, stock or a combination of both cash and stock.

Committee Chair Retainers (Cash)	Audit Committee:	$15,000
	Compensation Committee:	$15,000
	Environmental Committee:	$11,250
	Finance Committee:	$11,250
	Governance Committee:	$11,250
	Lead Director:	$25,000

Meeting Fees (Cash)	Board and Committee Meetings	$1,500
Each director is entitled to reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board or its committees and related activities, including third party director education courses and materials. These expenses include travel to and from the meetings, as well as any expenses they incur while attending the meetings.
Director Stock Ownership Policy
The Company has a minimum stock ownership expectation for all Board members. Within five years of becoming a Board member, outside directors are expected to achieve a minimum investment of five times the minimum stock portion of their retainer (currently, five times $90,000 = $450,000), and retain at least that level of investment while a Board member. Shares previously deferred under the former Non-Employee Director Stock Plan count for purposes of determining whether a director has achieved the ownership expectation. Directors are prohibited from engaging in short-sales, pledging, or hedging the economic interest in their Company shares.
The ownership expectation illustrates the Board’s philosophy of the importance of stock ownership for directors to further strengthen the commonality of interest between the Board and shareholders. The Governance Committee annually reviews director holdings to determine whether they meet ownership expectations. All directors currently comply, or are making adequate progress towards compliance based on their years of service completed on the Board.

There were no annual stock option grants or non-stock incentive plan compensation payments to directors for services in 2019 and none are currently contemplated under the current compensation structure. The Company also does not provide a retirement plan or deferred compensation plan to its directors.